SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 8)*

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AMN Healthcare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

001744101

(CUSIP Number)

Goldman, Sachs & Co.

Attention: Ben I. Adler, Esq.

200 West Street

New York, New York 10282

(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(1)	Names of reporting persons The Goldman Sachs Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF; OO
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 4,577 (See Item 5 below)
	(8)	Shared voting power 4,288,645 (See Item 5 below)
	(9)	Sole dispositive power 4,577 (See Item 5 below)
	(10)	Shared dispositive power 3,610,660 (See Item 5 below)
(11)	Aggregate amount beneficially owned by each reporting person 4,293,222 (See Item 5 below)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 9.7% (See Item 5 below)
(14)	Type of reporting person (see instructions) HC-CO

(1)	Names of reporting persons Goldman, Sachs & Co.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF; WC
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 4,288,645 (See Item 5 below)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,610,660 (See Item 5 below)
(11)	Aggregate amount beneficially owned by each reporting person 4,288,645 (See Item 5 below)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 9.7% (See Item 5 below)
(14)	Type of reporting person (see instructions) BD-PN-IA

(1)	Names of reporting persons GSUIG, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 4,232,489 (See Item 5 below)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,554,504 (See Item 5 below)
(11)	Aggregate amount beneficially owned by each reporting person 4,232,489 (See Item 5 below)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 9.6% (See Item 5 below)
(14)	Type of reporting person (see instructions) OO

This Amendment No. 8 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”) and GSUIG, L.L.C. (“GSUIG”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 with the SEC on September 13, 2010, as amended by Amendment No. 1 to such statement filed with the SEC on December 17, 2010, Amendment No. 2 to such statement filed with the SEC on June 16, 2011, Amendment No. 3 to such statement filed with the SEC on July 8, 2011, Amendment No. 4 to such statement filed with the SEC on May 7, 2012, Amendment No. 5 to such statement filed with the SEC on June 1, 2012, Amendment No. 6 to such statement filed with the SEC on July 13, 2012, and Amendment No. 7 to such statement filed with the SEC on August 13, 2012 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged as of August 9, 2012. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment (including Schedule A attached hereto) (i) amends and restates Amendment No. 7 in its entirety and (ii) amends Amendment Nos. 1 through 6 as indicated herein, in each case, as of August 9, 2012.

Due to an inadvertent error, the information previously reported by the Reporting Persons excluded the right to vote 677,985 shares of Preferred Stock that were held in escrow (and were subject to forfeiture) to satisfy claims by the Issuer arising with respect to indemnification obligations of GSUIG, and transaction consideration adjustments, under the Merger Agreement (which is further described below in Item 5). As further explained in Item 5, such 677,985 shares of Preferred Stock held in escrow resulted in an error in Amendment Nos. 1 through 7 of approximately 1.5% as to the voting power of the Reporting Persons. As a result, the Reporting Persons continued to have voting power of greater than 10% of the Common Stock until August 9, 2012 (such date is referred to herein as the “10% Cessation Date”). The Reporting Persons also determined that additional transactions in the Common Stock by them occurred during the period beginning on July 27, 2012, through the 10% Cessation Date, all of which transactions are set forth on Schedule A attached hereto. As a result of the foregoing matters, the Reporting Persons conducted an internal review of all transactions in the Common Stock by the Reporting Persons during the 6 months preceding the 10% Cessation Date. In connection therewith, the Reporting Persons also reviewed their voting power as previously reported in Amendment Nos. 1 through 7. As a result of such reviews and the analysis of the consequences thereof (which were only recently concluded), the Reporting Persons determined the full corrections to the information previously reported in Amendment Nos. 1 through 7. During such reviews and analysis, representatives of the Reporting Persons have been communicating with representatives of the Issuer with respect to such matters and have provided the Issuer with all information requested by the Issuer with respect thereto.

Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Common Stock on October 8, 2012. Amendment No. 9 reflecting such ownership change will be filed with the SEC as soon as practicable.

[1]

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

Other than the immediately preceding two paragraphs, the information contained in this Amendment is as of, and relates only to, August 9, 2012, and not any other date.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

The Reporting Persons intend to sell shares of Common Stock beneficially owned by them from time to time as they determine appropriate depending upon market conditions, subject to compliance with applicable law and the Stockholders Agreement.

Sales of shares of Common Stock may be made by each Reporting Person, at any time and from time to time, in the open market (including, without limitation, under Rule 144 and/or pursuant to the resale registration statement filed by the Issuer pursuant to the Registration Rights Agreement that was declared effective by the SEC), in privately negotiated transactions or otherwise. Each Reporting Person may also acquire additional securities of the Issuer from time to time. As stated in the Schedule 13D, the Reporting Persons intend to act in accordance with the terms of the Stockholders Agreement and the Registration Rights Agreement for as long as such agreements remain in effect. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, subject to compliance with the terms of the Stockholders Agreement, each Reporting Person reserves the right to change its intentions, as it deems appropriate.

In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II-A and II-B to the Schedule 13D may make similar evaluations from time to time or on an ongoing basis.

Except as set forth in the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules I, II-A or II-B to the Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

(a) There are 40,834,819 shares of Common Stock issued and outstanding as of August 1, 2012, as reported by the Issuer in its Form 10-Q filed with the SEC on August 7, 2012.

(i) As of the close of business on August 9, 2012, GS Group may be deemed to have beneficially owned 4,293,222 shares of Common Stock in the aggregate, consisting of (i) 812,175 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 3,420,314 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG, (iii) 56,156 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, (iv) 2,071 shares of Common Stock issued pursuant to the Restricted Stock Unit Agreement and (v) 2,506 shares of Common Stock issued pursuant to the SAR Agreement, representing in the aggregate beneficial ownership of approximately 9.7% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(ii) As of the close of business on August 9, 2012, Goldman Sachs may be deemed to have beneficially owned 4,288,645 shares of Common Stock in the aggregate, consisting of (i) 812,175 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 3,420,314 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG and (iii) 56,156 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate beneficial ownership of approximately 9.7% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(iii) As of the close of business on August 9, 2012, GSUIG may be deemed to have beneficially owned 4,232,489 shares of Common Stock in the aggregate, consisting of (i) 812,175 shares of Common Stock issued to GSUIG at the closing of the Merger and (ii) 3,420,314 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG, representing in the aggregate beneficial ownership of approximately 9.6% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the SEC, in which GS Group, Goldman Sachs or GSUIG may be deemed a member.

As a result of certain of the matters described in Item 4 in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with, among others, the NFI Parties. The aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the other NFI Parties, based on available information, is 6,164,517, which represents approximately 13.7% of the Common Stock. The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the NFI Parties who are parties to the Stockholders Agreement, other than GSUIG. Each of the Reporting Persons disclaims membership in any “group” with any person or entity and disclaims beneficial ownership of any shares of Common Stock owned by the NFI Parties to the Stockholders Agreement, other than GSUIG.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

As of the close of business on August 9, 2012, pursuant to Section 1.4 of the Escrow Agreement (as defined below), the Reporting Persons had the right to vote 677,985 shares of Preferred Stock (which vote on a 1:1 as-converted to Common Stock basis) that were held in escrow (and were subject to forfeiture) to satisfy claims by the Issuer arising with respect to indemnification obligations of GSUIG, and transaction consideration adjustments, under the Merger Agreement. The Reporting Persons do not have the right to dispose of any of such 677,985 shares of Preferred Stock while in escrow. Accordingly, the number of shares of Common Stock over which each Reporting Person has sole or shared power to vote or direct the vote thereof is greater than the number of shares of Common Stock over which each Reporting Person has sole or shared power to dispose or direct the disposition thereof. Such additional voting power was inadvertently excluded from Amendment Nos. 1 through 7. Amendment Nos. 4 through 7 should have included (and this Amendment hereby amends Amendment Nos. 4 through 7 to include) additional voting power over 677,985 shares of Common Stock. Amendment Nos. 1 through 3 should have included (and this Amendment hereby amends Amendment Nos. 1 through 3 to include) additional voting power over 681,382 shares of Common Stock.2

[2]	3,397.01 shares of Preferred Stock were forfeited to the Issuer on October 31, 2011, in connection with an indemnification claim by the Issuer under the Merger Agreement.

(c) Except as set forth on Schedule A attached hereto, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B to the Schedule 13D, since the filing of Amendment No. 6 to the Schedule 13D through August 9, 2012. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock set forth on Schedule A were effected in open market transactions on the New York Stock Exchange, the over-the-counter market and various other trading markets. As stated above, Schedule A attached hereto hereby amends and restates in its entirety the Schedule A attached to Amendment No. 7.

(d) Except for clients of Goldman Sachs or another subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Items 4 and 5 is hereby incorporated herein by reference.

In connection with the consummation of the transactions consummated by the Merger Agreement, GSUIG, in its capacity as representative, entered into that certain Escrow Agreement, dated September 1, 2010, by and among GSUIG, the Issuer and Wells Fargo Bank, National Association, as escrow agent (the “Escrow Agreement”), which, among other things, governing the terms of the deposit, holding, release and valuation of the 1,727,272.7 shares of Preferred Stock subject to escrow. Section 1.4 of the Escrow Agreement provides that, after receipt of Stockholder Approval (as defined in the Escrow Agreement), all voting rights with respect to the Escrow Shares (as defined in the Escrow Agreement) may be exercised by the Stockholders (as defined in the Escrow Agreement) of the Issuer, in each case, based on their respective Consideration Percentages (as defined in the Escrow Agreement) of the Escrow Shares. The Escrow Agreement was inadvertently excluded from Amendment No. 1, and this Amendment hereby amends Amendment No. 1 to include the foregoing description and a copy of the Escrow Agreement which is attached hereto as Exhibit 99.1.

The foregoing description of the Escrow Agreement is qualified in its entirety by reference to the Escrow Agreement, a copy of which is attached hereto as Exhibit 99.1 and is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

99.1	Escrow Agreement, dated September 1, 2010, by and among AMN Healthcare Services, Inc., GSUIG, L.L.C., in its capacity as the representative, and Well Fargo Bank, National Association, as escrow agent.

The Escrow Agreement was inadvertently excluded from Amendment No. 1, and this Amendment hereby amends Amendment No. 1 to include a copy of the Escrow Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 12, 2012

THE GOLDMAN SACHS GROUP, INC.

	By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

Dated October 12, 2012

GOLDMAN, SACHS & CO.

	By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

Dated October 12, 2012

GSUIG, L.L.C.

	By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

Schedule A

Purchases

Trade Date	Number of Shares Purchased	Price Per Share
7/27/2012	6	$6.0900
7/27/2012	109	$5.9800
7/27/2012	1	$6.0200
7/27/2012	400	$6.0800
7/27/2012	1,100	$6.0900
7/27/2012	400	$6.1000
7/27/2012	300	$6.1100
7/27/2012	100	$6.1200
7/27/2012	900	$6.1400
7/27/2012	800	$6.1500
7/30/2012	89	$6.0300
7/30/2012	256	$6.0400
7/30/2012	200	$6.0600
7/30/2012	1,300	$6.0700
7/30/2012	522	$6.0800
7/30/2012	46	$6.0850
7/30/2012	500	$6.0900
7/30/2012	200	$6.1200
7/30/2012	33	$6.1300
7/30/2012	200	$6.1800
7/30/2012	100	$6.0300
7/30/2012	100	$6.0600
7/30/2012	100	$6.0800
7/30/2012	100	$6.0850
7/30/2012	400	$6.0900
7/30/2012	100	$6.1000
7/30/2012	100	$6.1200
7/30/2012	100	$6.1300
7/30/2012	100	$6.1400
7/30/2012	100	$6.1700
7/31/2012	600	$5.8300
7/31/2012	1,635	$5.8400
7/31/2012	100	$5.8600
7/31/2012	200	$5.8700
7/31/2012	200	$5.8800
7/31/2012	800	$5.8900
7/31/2012	100	$5.8950

7/31/2012	400	$5.9000
8/1/2012	300	$5.7500
8/1/2012	500	$5.7550
8/1/2012	130	$5.7700
8/3/2012	200	$5.9900
8/3/2012	200	$6.0000
8/3/2012	800	$6.0200
8/3/2012	1,800	$6.0300
8/3/2012	1,500	$6.0400
8/3/2012	900	$6.0500
8/3/2012	400	$6.0600
8/3/2012	1,001	$6.0700
8/3/2012	2,800	$6.0800
8/3/2012	2,000	$6.0900
8/3/2012	1,700	$6.1000
8/3/2012	900	$6.1100
8/3/2012	700	$6.1200
8/3/2012	500	$6.1300
8/3/2012	1,271	$6.1400
8/3/2012	1,200	$6.1500
8/3/2012	1,106	$6.1600
8/3/2012	2,500	$6.1700
8/3/2012	2,000	$6.1800
8/3/2012	2,300	$6.1900
8/3/2012	3,773	$6.2000
8/3/2012	1,100	$6.2050
8/3/2012	3,200	$6.2100
8/3/2012	800	$6.2200
8/3/2012	1,200	$6.2300
8/3/2012	1,100	$6.2400
8/3/2012	800	$6.2450
8/3/2012	314	$6.2500
8/3/2012	400	$6.2600
8/3/2012	100	$6.2650
8/3/2012	300	$6.2700
8/3/2012	200	$6.2800
8/6/2012	100	$5.9900
8/6/2012	700	$6.0000
8/6/2012	200	$6.0100
8/6/2012	1,800	$6.0200
8/6/2012	500	$6.0300
8/6/2012	700	$6.0400
8/6/2012	900	$6.0500

8/6/2012	2,400	$6.0600
8/6/2012	600	$6.0700
8/6/2012	1,900	$6.0800
8/6/2012	2,091	$6.0900
8/6/2012	2,399	$6.1000
8/6/2012	3,311	$6.1100
8/6/2012	300	$6.1150
8/6/2012	3,300	$6.1200
8/6/2012	300	$6.1250
8/6/2012	900	$6.1300
8/6/2012	900	$6.1400
8/6/2012	300	$6.1450
8/7/2012	100	$6.0400
8/7/2012	100	$6.0500
8/7/2012	300	$6.0600
8/7/2012	500	$6.0700
8/7/2012	11,089	$6.0400
8/7/2012	200	$6.0450
8/7/2012	1,000	$6.0500
8/7/2012	100	$6.0550
8/7/2012	1,100	$6.0600
8/7/2012	2,000	$6.0700
8/7/2012	200	$6.0750
8/7/2012	900	$6.0800
8/10/2012	339	$6.5500
8/10/2012	100	$6.4200
8/10/2012	100	$6.4400
8/10/2012	100	$6.4500
8/10/2012	100	$6.4550
8/10/2012	200	$6.5100
8/10/2012	200	$6.5200
8/10/2012	1,600	$6.5300
8/10/2012	3,500	$6.5400
8/10/2012	100	$6.5450
8/10/2012	5,118	$6.5500
8/10/2012	200	$6.5550
8/10/2012	457	$6.5600
8/10/2012	200	$6.5650
8/10/2012	900	$6.5700
8/10/2012	400	$6.5750
8/10/2012	800	$6.5800
8/10/2012	800	$6.5900
8/10/2012	1,200	$6.6000

8/10/2012	2,400	$6.6100
8/10/2012	1,300	$6.6200
8/10/2012	1,400	$6.6300
8/10/2012	300	$6.6400
8/10/2012	800	$6.6500
8/10/2012	400	$6.6600
8/10/2012	1,500	$6.6700
8/10/2012	2,100	$6.6800
8/10/2012	300	$6.6900
8/10/2012	800	$6.6950
8/14/2012	100	$6.9700
8/14/2012	220	$6.9800
8/14/2012	4	$6.9500
8/14/2012	2	$6.9800
8/15/2012	1	$7.0900

Sales

Trade Date	Number of Shares Sold	Price Per Share
7/25/2012	700	$5.9000
7/25/2012	4,200	$5.9100
7/25/2012	800	$5.9200
7/26/2012	7,368	$5.9000
7/26/2012	100	$5.9100
7/26/2012	400	$5.9300
7/26/2012	200	$5.9400
7/26/2012	100	$5.9600
7/26/2012	200	$5.9800
7/26/2012	4,800	$6.0000
7/26/2012	1,100	$6.0100
7/26/2012	500	$6.0200
7/26/2012	200	$6.0300
7/26/2012	100	$6.0500
7/27/2012	600	$6.0200
7/27/2012	500	$6.0600
7/27/2012	200	$6.0650
7/27/2012	700	$6.0700
7/27/2012	1,200	$6.0800
7/27/2012	2,000	$6.0900
7/27/2012	300	$6.0950
7/27/2012	13,373	$6.1000
7/27/2012	300	$6.1050
7/27/2012	800	$6.1100
7/27/2012	300	$6.1200
7/27/2012	100	$6.1250
7/27/2012	800	$6.1300
7/27/2012	2,900	$6.1400
7/27/2012	3,000	$6.1500
7/27/2012	10,000	$6.1600
7/27/2012	100	$6.0300
7/27/2012	100	$6.0700
7/27/2012	200	$6.0800
7/27/2012	300	$6.0900
7/27/2012	300	$6.1000
7/27/2012	100	$6.1100
7/27/2012	300	$6.1400
7/27/2012	250	$6.1500

7/27/2012	59	$6.1600
7/30/2012	1,100	$6.0800
7/30/2012	900	$6.0900
7/30/2012	3,300	$6.1000
7/30/2012	200	$6.1100
7/30/2012	400	$6.1200
7/30/2012	233	$6.1300
7/30/2012	100	$6.1600
7/30/2012	899	$6.1700
7/30/2012	554	$6.1800
7/30/2012	100	$6.2200
7/30/2012	10	$6.0800
7/30/2012	100	$6.0850
7/31/2012	100	$5.8250
7/31/2012	1,621	$5.8300
7/31/2012	4,806	$5.8400
7/31/2012	300	$5.8500
7/31/2012	100	$5.8600
7/31/2012	200	$5.8650
7/31/2012	1,100	$5.8700
7/31/2012	805	$5.8800
7/31/2012	500	$5.8850
7/31/2012	1,518	$5.8900
7/31/2012	64	$5.8901
7/31/2012	500	$5.8950
7/31/2012	600	$5.9000
7/31/2012	500	$5.9100
7/31/2012	200	$5.9200
7/31/2012	400	$5.9300
7/31/2012	2,400	$5.9400
7/31/2012	1,000	$5.9500
7/31/2012	600	$5.9600
7/31/2012	100	$5.9700
7/31/2012	900	$6.0300
7/31/2012	529	$5.8400
8/1/2012	100	$5.7500
8/1/2012	245	$5.8300
8/1/2012	100	$5.8400
8/1/2012	215	$5.8600
8/1/2012	5,302	$5.7500
8/1/2012	1,900	$5.7550
8/1/2012	1,200	$5.7600
8/1/2012	130	$5.7700

8/1/2012	200	$5.7800
8/1/2012	487	$5.8200
8/1/2012	100	$5.8250
8/1/2012	201	$5.8300
8/1/2012	200	$5.8400
8/1/2012	13	$5.8550
8/1/2012	1,102	$5.8600
8/2/2012	200	$5.5050
8/2/2012	400	$5.5200
8/2/2012	200	$5.5300
8/2/2012	100	$5.5400
8/2/2012	300	$5.5500
8/2/2012	200	$5.5600
8/2/2012	100	$5.6000
8/2/2012	200	$5.6050
8/2/2012	200	$5.6100
8/2/2012	100	$5.6300
8/2/2012	400	$5.5050
8/2/2012	500	$5.5100
8/2/2012	400	$5.5200
8/2/2012	300	$5.5300
8/2/2012	400	$5.5400
8/2/2012	400	$5.5500
8/2/2012	400	$5.5600
8/2/2012	378	$5.5700
8/2/2012	300	$5.5800
8/2/2012	300	$5.5900
8/2/2012	538	$5.6000
8/2/2012	600	$5.6100
8/2/2012	700	$5.6200
8/2/2012	100	$5.6300
8/2/2012	200	$5.6400
8/2/2012	100	$5.6700
8/3/2012	15,523	$6.0000
8/3/2012	1,200	$6.0100
8/3/2012	1,900	$6.0200
8/3/2012	500	$6.0250
8/3/2012	4,407	$6.0300
8/3/2012	1,100	$6.0350
8/3/2012	4,508	$6.0400
8/3/2012	200	$6.0450
8/3/2012	15,925	$6.0500
8/3/2012	100	$6.0550

8/3/2012	1,400	$6.0600
8/3/2012	100	$6.0650
8/3/2012	1,944	$6.0700
8/3/2012	200	$6.0750
8/3/2012	4,966	$6.0800
8/3/2012	1,800	$6.0850
8/3/2012	3,500	$6.0900
8/3/2012	7,200	$6.0950
8/3/2012	6,620	$6.1000
8/3/2012	479	$6.1050
8/3/2012	1,200	$6.1100
8/3/2012	300	$6.1150
8/3/2012	1,800	$6.1200
8/3/2012	100	$6.1250
8/3/2012	700	$6.1300
8/3/2012	200	$6.1350
8/3/2012	1,600	$6.1400
8/3/2012	900	$6.1450
8/3/2012	3,700	$6.1500
8/3/2012	2,194	$6.1550
8/3/2012	2,700	$6.1600
8/3/2012	100	$6.1650
8/3/2012	5,095	$6.1700
8/3/2012	7,300	$6.1800
8/3/2012	1,100	$6.1850
8/3/2012	5,600	$6.1900
8/3/2012	200	$6.1950
8/3/2012	5,300	$6.2000
8/3/2012	7,800	$6.2100
8/3/2012	4,000	$6.2200
8/3/2012	2,600	$6.2300
8/3/2012	3,129	$6.2400
8/3/2012	300	$6.2450
8/3/2012	3,479	$6.2500
8/3/2012	300	$6.2600
8/3/2012	1,200	$6.2700
8/3/2012	200	$6.2750
8/3/2012	900	$6.2800
8/3/2012	100	$6.2850
8/3/2012	47	$6.3500
8/3/2012	43	$6.0400
8/6/2012	169	$6.0000
8/6/2012	100	$6.0100

8/6/2012	100	$6.0500
8/6/2012	200	$6.0900
8/6/2012	100	$6.1300
8/6/2012	6,100	$6.0000
8/6/2012	759	$6.0100
8/6/2012	200	$6.0200
8/6/2012	1,000	$6.0300
8/6/2012	983	$6.0400
8/6/2012	2,567	$6.0500
8/6/2012	2,900	$6.0550
8/6/2012	6,265	$6.0600
8/6/2012	187	$6.0601
8/6/2012	8	$6.0650
8/6/2012	3,020	$6.0700
8/6/2012	600	$6.0750
8/6/2012	3,529	$6.0800
8/6/2012	4,600	$6.0850
8/6/2012	3,089	$6.0900
8/6/2012	100	$6.0950
8/6/2012	3,200	$6.1000
8/6/2012	800	$6.1050
8/6/2012	9,132	$6.1100
8/6/2012	1,700	$6.1150
8/6/2012	10,913	$6.1200
8/6/2012	700	$6.1250
8/6/2012	3,002	$6.1300
8/6/2012	200	$6.1350
8/6/2012	3,290	$6.1400
8/6/2012	500	$6.1450
8/6/2012	503	$6.1500
8/7/2012	100	$6.0100
8/7/2012	200	$6.0200
8/7/2012	300	$6.0300
8/7/2012	1,500	$6.0400
8/7/2012	1,000	$6.0450
8/7/2012	20,585	$6.0500
8/7/2012	900	$6.0550
8/7/2012	12,995	$6.0600
8/7/2012	27	$6.0601
8/7/2012	200	$6.0650
8/7/2012	7,182	$6.0700
8/7/2012	500	$6.0750
8/7/2012	4,604	$6.0800

8/7/2012	100	$6.0900
8/7/2012	565	$6.0400
8/8/2012	18	$6.0400
8/8/2012	269	$6.0500
8/8/2012	42	$6.0600
8/8/2012	550	$6.0700
8/8/2012	500	$6.0750
8/8/2012	1,268	$6.0800
8/8/2012	1,500	$6.0900
8/8/2012	100	$6.0950
8/8/2012	1,800	$6.1000
8/8/2012	1,320	$6.1100
8/8/2012	400	$6.1150
8/8/2012	4,585	$6.1200
8/8/2012	100	$6.1250
8/8/2012	5,649	$6.1300
8/8/2012	600	$6.1350
8/8/2012	9,183	$6.1400
8/8/2012	23,024	$6.1500
8/8/2012	300	$6.1550
8/8/2012	1,200	$6.1600
8/8/2012	200	$6.1700
8/9/2012	189	$6.2400
8/9/2012	17,033	$6.2500
8/9/2012	300	$6.2550
8/9/2012	2,900	$6.2600
8/9/2012	500	$6.2700
8/9/2012	300	$6.2800
8/9/2012	300	$6.3000
8/9/2012	100	$6.3100
8/9/2012	100	$6.3200
8/9/2012	800	$6.3300
8/9/2012	1,000	$6.3400
8/9/2012	600	$6.3500
8/9/2012	1,500	$6.3600
8/9/2012	400	$6.3650
8/9/2012	2,100	$6.3700
8/9/2012	600	$6.3750
8/9/2012	5,100	$6.3800
8/9/2012	1,200	$6.3850
8/9/2012	4,565	$6.3900
8/9/2012	1,400	$6.3950
8/9/2012	18,204	$6.4000

8/9/2012	400	$6.4050
8/9/2012	1,200	$6.4100
8/9/2012	1,600	$6.4200
8/9/2012	1,000	$6.4300
8/9/2012	1,200	$6.4400
8/9/2012	100	$6.4450
8/9/2012	18,626	$6.4500
8/9/2012	4,701	$6.4600
8/9/2012	400	$6.4650
8/9/2012	4,000	$6.4700
8/9/2012	6,438	$6.4800
8/9/2012	400	$6.4850
8/9/2012	3,317	$6.4900
8/9/2012	100	$6.4950
8/9/2012	40,349	$6.5000
8/9/2012	200	$6.5050
8/9/2012	200	$6.5100